FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

Item

1	Other communication, dated May 4, 2007, regarding public information during the 12-month period preceding the publication of the 2006 Financial Report

Banco Santander Central Hispano, S.A.
YEARLY INFORMATION
As established by Article 10 of Directive 2003/71/EC dated 4th November 2003 on the prospectus to be published in the event of a public offering or admission for listing of securities, modifying Directive2001/34/EC, and as stated in the Securities Market Act 24/1998 of 28th July, on matters concerning the admission of securities for trading on official secondary markets, public share offerings or subscriptions and the prospectus required for such purpose.

This Yearly Information is dated 4th May 2007.

The information which Banco Santander Central Hispano S.A., has published or made available to the public during the 12 month-period preceding the publication of the 2006 Financial Report, in one or more Member States of the European Union and in third countries, may be obtained from the following sources of information:
1.	Financial Information
•	Banco Santander Central Hispano, S.A. web page (www.santander.com)

•	CNMV (National Securities Market Commission) web page (www.cnmv.es).
2.	Material Facts and Other Notifications
CNMV (National Securities Market Commission) web page (www.cnmv.es).
3.	Public Offering Prospectuses and listing circulars.
These documents can be consulted on the web pages of the following authorities:
•	London Stock Exchange: www.londonstockexchange.com

•	Luxembourg Stock Exchange: www.bourse.lu

•	Comisión Nacional del Mercado de Valores (National Securities Market Commission): www.cnmv.es

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: May 4, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President